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                          UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549

                          SCHEDULE 13D

            Under the Securities Exchange Act of 1934

                      BIOPHARMACEUTICS, INC.
       ---------------------------------------------------
                          Name of Issuer

                           COMMON STOCK
       ---------------------------------------------------
                   Title of Class of Securities

                           090646-10-0
       ---------------------------------------------------
                            CUSIP No.

                         JOHN FIGLIOLINI
                        30 Beach Hill Road
                    Scarsdale, New York 10583
                           914-722-0256
       ----------------------------------------------------
     Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

                         October 16, 1996
       ----------------------------------------------------
      Date of Event Which Requires Filing of this Statement

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4),
check the following box:    ______

                           SCHEDULE 13D

CUSIP No. 090646-10-0
                                                        Page 2 of 3 Pages



1.   Name of Reporting Person

     JOHN P. FIGLIOLINI

2.   Check the appropriate box if a member of a Group:

     (A)
     (B)     X

3.   SEC USE ONLY


4.   SOURCE OF FUNDS

     WC/PF/AF

5. Check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2 (e):

     Not applicable.

6.   Citizenship or place of organization:

     USA

7.   Sole Voting Power:

     No

8.   Shared Voting Power:

     Yes - 3,498,937 Shares

9.   Sole Dispositive Power:

     No

10.  Shared Dispositive Power:

     Yes  - 3,498,937 Shares

                                              Page 3 of 3 Pages

11. Aggregate Amount Beneficially owned by each reporting person:

     3,498,937 Shares

12. Check box if the aggregate amount in row (11) excludes certain shares:

     Not applicable.

13.  Percent of Class represented by amount in Row (11).

     8.53%

14.  Type of Reporting Person

     EP/CO/IN/OO


Dated: October 16, 1996            /S/ JOHN P. FIGLIOLINI
                                   ------------------------
                                   JOHN P. FIGLIOLINI